Exhibit 99.1

FISCAL

SECOND QUARTER

2024

Financial and Operating Results

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Bioceres Crop Solutions Reports

Fiscal Second Quarter 2024

Financial and Operational Results

2Q24 revenues at $140.2 million, 49% higher YoY

GAAP net income at $1.2 million, and adjusted EBITDA1 at $24.1 million

ROSARIO, Argentina – February 8, 2024 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal second quarter ended December 31, 2023. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

FINANCIAL & BUSINESS HIGHLIGHTS

•	Total revenues in 2Q24 were $140.2 million, a 49% increase compared to the same quarter last year. Top line growth during the quarter was mainly driven by a strong summer crop season in the Southern Hemisphere, with resumed product demand post-drought in Argentina.

•	Operating profit for the period was $16.8 million with GAAP net income at $1.2 million, compared with $2.2 million and a loss of $8.4 million, respectively, for the year-ago quarter.

•	Adjusted EBITDA[1] for the quarter was $24.1 million, more than double last year´s metric and reflecting top line growth and operational leverage.

•	HB4 Wheat harvest completed, with resulting inventories in line to meet FY24 guidance.

•	New US Patent awarded for HB4 Soy, extending technology protection until 2042.

MANAGEMENT REVIEW

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “Despite the headwinds the industry experienced in the quarter, we are pleased to announce record quarterly results. While we are not immune to the broader destocking process in several geographies, our portfolio of innovative products, secular growth drivers, and strong execution by our commercial teams allowed us to continue to outperform the industry and deliver our highest quarterly revenues yet.

We also continue to make progress on HB4, namely:

•	Results from the wheat harvest in Argentina validate the competitiveness of our newer varieties against top commercial varieties

•	Our soybean program in Brazil is advancing quickly with a 7x increase in hectares from last year

1 Adjusted EBITDA is a non-GAAP measure. See “Use of non-IFRS financial information” for information regarding our use of Adjusted EBITDA and its reconciliation from the most comparable financial measure.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

•	We obtained new regulatory approvals for soybeans in Australia, New Zealand, Thailand and Malaysia, and for wheat in Thailand

•	We were granted an additional patent by USPTO that should protect the HB4 Soy technology through at least 2042

Finally, our current wheat inventories are sufficient to meet our FY24 guidance for this business, allowing us to focus on commercial execution during the upcoming winter wheat planting season in South America.”

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted “Our quarterly performance continued to build on the momentum we highlighted in the first quarter. Revenue growth was broad-based, with all product families delivering solid results, and margin recovery across many categories that had been affected by record droughts last year in key geographies. Importantly, cost discipline allowed us to deliver strong operating leverage in the quarter, leading to record results. As we look forward to the second half of our fiscal year, we remain focused on delivering growth, by investing in our innovative portfolio, and advancing the global penetration of our novel technologies.”

KEY FINANCIAL METRICS

Table 1: 2Q24 & 1H24 Key Financial Metrics

(In millions of U.S. dollars)	2Q23	2Q24	% Change		1H23	1H24	% Change
Revenue by Segment
Crop Protection	53.3	71.2	34%		116.3	127.2	9%
Seed and Integrated Products	16.3	32.2	97%		30.2	54.5	81%
Crop Nutrition	24.7	36.8	49%		75.0	75.1	0%
Total Revenue	94.4	140.2	49%		221.5	256.8	16%
Gross Profit	35.3	51.5	46%		86.7	96.5	11%
Gross Margin	37.4%	36.7%	(62	)bps	39.1%	37.6%	(157	)bps

	2Q23	2Q24	% Change	1H23	1H24	% Change
GAAP net income or loss	(8.4)	1.2	115%	(4.5)	(1.4)	68%
Adjusted EBITDA[1]	10.3	24.1	134%	34.9	40.4	16%

2Q24 Summary: Total revenues were $140.2 million in 2Q24, a 49% year-over-year increase. Second fiscal quarter performance was largely shaped by a strong summer crop season in the Southern Hemisphere, with a normalization of weather conditions in Argentina, and overall higher demand for Bioceres’ technologies. All three business segments delivered strong growth compared to the year-ago quarter – which had been marked by a historic drought in Argentina – and contributed almost evenly to the $45.8 million increase in revenues. Top line growth in Crop Protection and Crop Nutrition was achieved with margin expansion as sales mix favored higher margin technologies. The increase in Seed and Integrated Products revenues was driven by higher HB4 seed and downstream sales, with a less favorable product mix compared to the year-ago period. Overall, the 49% increase in revenues was achieved with a steady gross margin of 37%. 2Q24 results build on 1Q24´s strong performance, and confirm double-digit growth rates for revenues, net income and adjusted EBITDA1 for the first half of the fiscal year.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

SECOND QUARTER 2024 FINANCIAL RESULTS

Revenues

Table 2: 2Q24 Revenues by Segment

(In millions of U.S. dollars)	2Q23	2Q24	% Change
Revenue by segment
Crop protection	53.3	71.2	34%
Seed and integrated products	16.3	32.2	97%
Crop nutrition	24.7	36.8	49%
Total revenue	94.4	140.2	49%

Revenues were $140.2 million in 2Q24, a 49% increase compared to the same quarter last year, with all three segments contributing positively to growth. Performance in the second fiscal quarter is predominantly shaped by the summer crop season in the Southern Hemisphere, and the growth seen in some product categories this quarter can be associated with resumed demand for high technology ag-inputs in Argentina, which had been significantly affected by a historic drought in the year-ago quarter.

Crop Protection revenues grew by 34% compared to the year-ago metric. Wetter conditions than the previous year brought about increased pest pressure and greater product application in Argentina, where adjuvant sales saw a ~40% increase. In Brazil, where states in the south of the country avoided the dry spells seen in other regions, adjuvants sales also contributed to growth. Volumes increased in almost all product categories, except for bioprotection products, with flat to slightly higher prices.

The Seed and Integrated Products segment saw the largest percent revenue increase at 97%, driven by HB4 sales. HB4 Soy plantings under the identity preserved program were at 150% of last year´s hectares, with a 7x expansion in Brazil. HB4 downstream sales also contributed to the segment's revenue growth, as inventories of first-generation varieties continued to be sold into the processing channel. As highlighted in earlier quarters, this downstream strategy aims to minimize working capital requirements by reducing grain inventories, while developing an industrial channel for fully traced inventories with specific quality and/or ESG attributes. Seed treatment pack sales remained flat year-over-year despite the migration of certain geographies into the Syngenta agreement—implying growth in the countries still under proprietary distribution.

Crop Nutrition sales increased by 49% year-over-year, driven predominantly by micro-beaded fertilizers sales. Fertilizer demand saw resumed growth under improved conditions for crop planting, resulting in a 61% increase in sales volumes with a slight price increase despite a global context of lower commodity fertilizer prices than last year. Inoculant sales saw a slight year-over-year increase during the quarter, including revenues shared with Syngenta for countries already operating under the agreement. The rest of the countries are being onboarded starting in fiscal 3Q24 (January 2024) and the compensatory payment for these geographies—$15.7 million from the original $50 million payment—will be accrued in 3Q24.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Gross Profit & Margin

Table 3: 2Q24 Gross Profit by Segment

(In millions of U.S. dollars)	2Q23	2Q24	% Change
Gross profit by segment
Crop protection	18.7	26.2	40%
Seed and integrated products	8.3	10.1	22%
Crop nutrition	8.3	15.3	83%
Total Gross profit	35.3	51.5	46%
% Gross margin	37.4%	36.7%	(62	)bps

Gross profit for the quarter was $51.5 million, a 46% increase compared to the year-ago metric, in line with sales growth. As is the case with revenues, all segments contributed positively to the gross profit line.

Gross profit from Crop Protection grew by 40% with respect to the same quarter last year. The increase results from higher sales across all product categories and an improvement in the product mix with expansion of high-margin adjuvant sales. Bioprotection sales in the quarter had a significant margin expansion due to higher prices and a product mix leaned towards high-margin products in the U.S., which contributed positively to the gross profit increase.

Gross profit from Seed and Integrated Products increased by 22% year-over-year, a lower increase than that of sales, as a result of changes in the product mix. High-margin seed treatment products migrated into the Syngenta agreement, combined with a higher contribution from downstream grain sales, offset higher HB4 seed sales and contributed to a lower average margin for the segment compared to the same quarter last year.

The Crop Nutrition segment delivered the largest increase in gross profit, growing by 83% year-over-year. This performance is largely explained by higher sales of micro-beaded fertilizers. Micro-beaded fertilizers also saw margin expansion with slight price increases and a lower cost base on account of lower raw material costs.

The overall gross margin for the quarter was 36.7%, in line with the same quarter last year. Expansion in Crop Protection and Crop Nutrition gross margins compensated for the decline in Seed and Integrated Products.

Operating Expenses

Selling, General and Administrative expenses: Total SG&A expenses were $31.2 million in 2Q24, compared with $28.4 million in 2Q23. The increase in SG&A is mainly explained by higher variable expenses on account of higher sales, with variable SG&A flat as a percentage of sales at 5%, and fixed SG&A roughly flat compared to the year-ago period. Total SG&A as a percentage of total revenues dropped from 30% in 2Q23 to 22% in 2Q24.

Research and Development: Total R&D expenses were $3.6 million in 2Q24 compared with $3.5 million in 2Q23 and represented 3% of sales during the quarter.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

GAAP Net Income & Adjusted EBITDA1

GAAP Net income was $1.2 million in 2Q24, compared with a loss of $8.4 million for the same quarter last year. The $9.7 million improvement in net income is mainly explained by an increase of $14.6 million in operating profit – driven by higher gross profit, operational leverage at the SG&A level and a $2.0 million improvement in JV results. Financial results also contributed to the net income improvement and were $2.7 million lower than in 2Q23 on account of lower financial expenses and hedge gains in the Argentine subsidiaries following a steep depreciation of the local currency. Increased performance in operating profit and financial results was partially offset by a higher income tax expense generated by the accrual of deferred tax liabilities at the Argentine subsidiaries due to depreciation of the local currency.

Adjusted EBITDA1 reached $24.1 million in 2Q24, more than doubling the 2Q23 metric. The improvement in adjusted EBITDA1 was mainly explained by the improvement in the top line, gross margin dynamics and operational leverage at the SG&A level – both described above –, further enhanced by JV results of $2.1 million compared to almost zero in 2Q23. The combination of gross profit growth and operating leverage resulted in an increase of 134% in adjusted EBITDA1 during 2Q24. Total transaction expenses, stock-based incentives and depreciation and amortization expenses, accounted for $7.2 million during the quarter, compared with $8.1 million in 2Q23.

Financial Income and Loss

Table 4: 2Q24 Net Financial Result

(In millions of U.S. dollars)	2Q23	2Q24	Chg.	%Chg.
Interest expenses	(5.3)	(3.2)	2.1	40%
Financial commissions	(0.5)	(0.7)	(0.2)	(44)%
Exchange variations and other financial results	(4.0)	(3.5)	0.5	13%
Total financial results	(9.7)	(7.3)	2.5	(25)%

Despite higher net financial debt than the year-ago quarter, interest expenses were $2.1 million lower, standing at $3.2 million in 2Q24 compared to $5.3 million in 2Q23. The estimated average cost of debt decreased from approximately 8% in 2Q23 to 7% in 2Q24 on an annual basis. Hedge gains in the Argentine subsidiaries generated by the steep depreciation of the local currency contributed to improving the exchange variations compared to the previous year quarter, and further improved the total financial results.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Balance Sheet Highlights

Table 5: Capitalization and Debt

	As of December, 31
(In millions of U.S. dollars)	2022	2023
Total Debt
Short-Term Debt	105.5	113.5
Long-Term Debt	151.7	109.5
Cash and Cash Equivalents	(68.6)	(24.4)
Other short-term investments	(18.9)	(17.0)
Debt net of cash, cash equivalents and other short-term investments	169.7	181.6
Equity attributable to equity holders of the parent	272.6	300.5
Equity attributable to non-controlling interests	34.0	34.7
Capitalization	476.3	516.9
LTM GAAP Net Income	(16,0)	23,2
LTM Adjusted EBITDA[1]	54.2	86.1

Total Financial Debt stood at $223.0 million as of December 31, 2023, compared to $257.1 million on December 31, 2022.

Cash, Cash Equivalents and Other Short-term Investments totaled $41.4 million in 2Q24, compared to $87.4 million in 2Q23, which reflected the $50.0 million upfront payment from the Syngenta agreement. Total financial debt net of cash, cash equivalents and other short-term investments stood at $181.6 million in 2Q24, compared to $169.7 million in 2Q23.

SECOND QUARTER 2024 EARNINGS CONFERENCE CALL

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date:	Thursday, February 8, 2024

Time:	4:30 p.m. EST, 1:30 p.m. PST

US Toll Free dial-in number:	1-833-470-1428

International dial-in numbers:	Click here

Conference ID:	507024

Webcast:	Click here

Please dial in 5-10 minutes prior to the start time to register and join.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through February 15, 2024, following the conference.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Toll Free Replay Number:	1-866-813-9403

International Replay Number:	+44 204 525 0658

Replay ID:	203673

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact

Bioceres Crop Solutions

Paula Savanti

Head of Investor Relations

investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Table 6: 2Q24 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	2Q23	2Q24	LTM 2Q23	LTM 2Q24
Profit/(loss) for the period	(8.4)	1.2	(16.0)	23.2
Income tax	0.7	8.3	16.9	2.0
Financial results	10.0	7.3	30.4	31.9
D&A	5.5	4.9	15.6	19.1
Stock-based compensation charges	1.8	2.3	2.6	9.9
Transaction expenses	0.8	-	4.6	0.5
Adjusted EBITDA	10.3	24.1	54.2	86.7

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Three-month period ended 12/31/2023	Three-month period ended 12/31/2022
Revenues from contracts with customers	140.3	94.6
Initial recognition and changes in the fair value of biological assets at the point of harvest	(0.1)	(0.1)
Cost of sales	(88.7)	(59.1)
Gross profit	51.5	35.3
% Gross profit	37%	37%
Operating expenses	(34.8)	(31.9)
Share of profit of JV	2.1	0.0
Change in net realizable value of agricultural products	(0.7)	(1.5)
Other income or expenses, net	(1.2)	0.3
Operating profit	16.8	2.2
Financial result	(7.3)	(10.0)
Profit/(loss) before income tax	9.6	(7.7)
Income tax	(8.3)	(0.7)
Profit/(loss) for the period	1.2	(8.4)
Other comprehensive profit	0.5	0.6
Total comprehensive profit/(loss)	1.7	(7.8)

Profit/(loss) for the period attributable to:
Equity holders of the parent	0.1	(8.2)
Non-controlling interests	1.1	(0.3)
	1.2	(8.4)
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	0.5	(7.8)
Non-controlling interests	1.2	(0.1)
	1.7	(7.8)
Weighted average number of shares
Basic	62.8	61.7
Diluted	63.9	61.7

For the three-month period ended December 31, 2022, diluted weighted average number of shares was equal to basic as the effect of potential ordinary shares would be antidilutive.

BIOCERES CROP SOLUTIONS	SECOND QUARTER 2024

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	12/31/2023	06/30/2023
CURRENT ASSETS
Cash and cash equivalents	24.4	48.1
Other financial assets	17.0	12.1
Trade receivables	199.7	158.0
Other receivables	24.9	28.8
Income and minimum presumed income taxes recoverable	1.1	9.4
Inventories	123.7	140.4
Biological assets	0.9	0.1
Total current assets	391.9	397.1
NON-CURRENT ASSETS
Other financial assets	0.4	0.4
Other receivables	1.6	2.5
Income and minimum presumed income taxes recoverable	0.0	0.0
Deferred tax assets	7.1	7.3
Investments in joint ventures and associates	42.4	39.3
Investment properties	3.8	3.6
Property, plant and equipment	71.4	67.9
Intangible assets	172.7	173.8
Goodwill	112.2	112.2
Right-of-use leased asset	13.7	13.9
Total non-current assets	425.4	420.9
Total assets	817.2	818.1
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	164.0	150.8
Borrowings	113.5	107.6
Employee benefits and social security	8.2	9.6
Deferred revenue and advances from customers	23.5	24.9
Income tax payable	0.9	0.5
Consideration for acquisition	4.1	1.4
Lease liabilities	4.0	3.9
Total current liabilities	318.2	298.7
NON-CURRENT LIABILITIES
Borrowings	31.5	60.7
Deferred revenue and advances from customers	0.7	2.1
Investments in joint ventures and associates	0.1	0.6
Deferred tax liabilities	40.7	35.8
Provisions	0.5	0.9
Consideration for acquisitions	2.6	3.6
Secured notes	78.0	75.2
Lease liability	9.6	10.0
Total non-current liabilities	163.7	188.9
Total liabilities	482.0	487.6
EQUITY
Equity attributable to owners of the parent	300.5	298.6
Non-controlling interests	34.7	31.9
Total equity	335.3	330.5
Total equity and liabilities	817.2	818.1